Exhibit 99.1

Lithium Americas Enters Strategic Collaboration Agreement with Green Technology Metals

September 20, 2022 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce it has entered a Strategic Collaboration Agreement (“Collaboration Agreement”) with Green Technology Metals Ltd. (ASX:GT1) (“GT1”) to advance a common goal of developing an integrated lithium chemical supply chain in North America.

HIGHLIGHTS

  Collaboration Agreement executed with GT1, a North American focused lithium exploration and development company with hard rock spodumene assets in north-west Ontario, Canada.

  Builds upon Lithium Americas’ previous strategic equity investment in GT1 of US$10 million and established collaboration framework.

  Provides non-exclusive rights to undertake collaborative activities between the two parties.

  Establishes a Strategic Management Committee for further joint exploration and development opportunities with focus on Canada and the U.S.

“As we prepare to commence construction at Thacker Pass, we see an opportunity to further strengthen our role in developing a North American lithium supply chain,” said Jonathan Evans, Lithium Americas’ President & CEO. “On the back of the passing of the Inflation Reduction Act (“IRA”) by U.S. Congress, we are having increased engagement with potential partners and customers focused on North America.”

Jonathan Evans, further commented, “Working with GT1 allows us to leverage our chemicals focused team based in the U.S. and GT1’s extensive experience in hard rock exploration and development.”

“The collaboration between the groups has already commenced alongside Primero Group, making the combination of hard rock lithium development and processing one of world-renowned experience that will continue the growth of both businesses,” commented GT1’s Director, Cameron Henry. “Both GT1 and Lithium Americas have the shared objective of building the pre-eminent vertically integrated lithium business in North America. With the recent passing of the IRA, and the substantial domestic battery minerals sourcing requirements this imposes on car manufacturers seeking to attract consumer tax credits for their vehicles, the value of this end goal has increased further again.”

In North America, Lithium Americas is focused on developing its 100%-owned Thacker Pass project (“Thacker Pass”) in Humboldt County, Nevada. The Company has received all federal and state permits necessary to begin construction and awaits a ruling on an appeal filed against the Bureau of Land Management on the issuance of the Record of Decision (“ROD”). The Company is actively preparing to commence construction, including planning early-works construction for late 2022, finalizing the selection of an engineering, procurement and construction management (“EPCM”) firm, hiring lead construction and project management roles, advancing financing and offtake discussions, and progressing the U.S. Department of Energy Advanced Technology Vehicles Manufacturing loan program.

STRATEGIC COLLABORATION AGREEMENT

Following Lithium Americas’ strategic equity investment of US$10 million in April 2022 and entry into an initial non-binding collaboration framework agreement with GT1, this Collaboration Agreement provides non-exclusive rights for Lithium Americas and GT1 to undertake collaborative activities. This agreement represents a further step forward for both parties in their goal towards the joint development of midstream and downstream processing strategies and routes for battery-grade lithium chemicals in Ontario and across North America.

The Collaboration Agreement is intended to encourage increased communication and knowledge-sharing between Lithium Americas and GT1’s management and technical teams, with the following objectives:

  Develop an integrated technical working group to consult on improving assets, metallurgical and process recoveries, and the refining of battery-grade chemical products;

  Share resources and knowledge of early-stage lithium spodumene resources in North America, including consultations on findings, developments, new techniques and opportunities;

  Leverage Lithium Americas’ Lithium Technical Development Center in Reno for testing and processing of hard rock lithium ore into intermediate and final lithium products;

  Develop midstream and downstream processing strategies and routes for battery-grade lithium chemicals in Ontario and across North America;

  Advance development plans and project financing for an integrated lithium chemicals business to deliver an integrated supply chain battery-grade chemical solution to customers; and

  Engage offtake and downstream partners and customers.

The Collaboration Agreement includes the establishment of a Strategic Management Committee comprised of equal representatives from Lithium Americas and GT1, to discuss strategic opportunities for joint exploration or development and pursuit, establish a strategy development framework and facilitate and oversee a joint development plan.

There are no conditions precedent to the Collaboration Agreement and the Collaboration Agreement can be mutually terminated for convenience by 30 days’ notice. There are no formal requirements on either Lithium Americas or GT1 to provide service in kind of a certain value or to commit funds towards the objectives of the Collaboration Agreement.

ABOUT GREEN TECHNOLOGY METALS
GT1 is a North American focused lithium exploration and development business. GT1’s Ontario Lithium Projects comprise high-grade, hard rock spodumene assets (Seymour, Root and Wisa) and lithium exploration claims (Allison and Solstice) located on highly prospective Archean Greenstone tenure in northwest Ontario, Canada. GT1’s strategy is to build a vertically integrated lithium business in Ontario.

ABOUT LITHIUM AMERICAS
Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: +1-778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: expectations that the Collaboration Agreement will foster actual collaboration between the Company and GT1 and result in the continued growth of the business of both parties, as well as the expected impact of the passing of the IRA on battery minerals sourcing requirements of car manufacturers and its implications on the value of the parties’ shared objectives. Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: demand, supply and pricing for lithium; competitive conditions in the lithium industry and related industries; current technological trends; technological advancements and changes; smooth operation of the Company’s Lithium Technical Development Center in Reno, Nevada; a cordial business relationship between the Company and GT1, and ability to cooperatively advance and achieve the objectives of the Collaboration Agreement; stock market, financial, economic, regulatory and political conditions in Ontario and across North America that generally support the collaboration between the Company and GT1; stable and supportive legislative, regulatory and community environments in the jurisdictions where the Company and GT1 operates; and the ability of the Company and GT1 to build upon and realize on the expected benefits from previous transactions and agreements between them.

Additional risks, assumptions and other factors are set out in the Company’s most recent annual management discussion analysis and annual information form, copies of which are available under the Company’s profile on SEDAR atwww.sedar.com and on the SEC website at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on such forward-looking information.